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January 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

   Re:      Kraig Biocraft Laboratories, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
Filed December 16, 2009
File No. 333-162316

Annual Report on Form 10-K
Filed April 15, 2009

File No. 333-146316

Dear Ms. Long:

This letter is a point by point response to the Staff’s comment letter dated January 7, 2010 (the “Staff Letter”)  on the Amendment No. 1 to the registration statement on Form S-1 (File No. 333-162316) (“registration statement”) of Kraig Biocraft Laboratories, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 16, 2009.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 2 to the registration statement (the “Amendment”).  The Company will file an amendment to its Form 10-Q/A for the quarter ended June 30, 2009 upon the Staff’s clearance of our responses.

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the registration statement.

Amendment No. 1 to the Registration Statement on Form S-1

Prospectus Summary, page 2

U.S Securities and Exchange Commission
Division of Corporation Finance
January 25, 2010

The Offering, page 3

1.
We note your response to comment eight in our letter dated October 29, 2009.  On page 3 of the prospectus you state that "the number of shares that we will actually issue pursuant to that put right may be more or less than 63,600,00, depending on the trading price of our Class A common stock."  To use our equity line accommodation, the total amount of securities issuable under the equity line agreement may represent no more than one-third of your public float at the time of execution of the equity line agreement. As such, the language in the prospectus suggesting that you can issue more than one-third of your public float in the registered transaction (such as the language quoted above) is inappropriate. Please revise the prospectus accordingly.

Response: The Company has revised the disclosure on page 3 of the Amendment to state that the number of shares that the Company may issue may be significantly less than 63,600,000, depending on the trading price of the Company’s Class A common stock.

Description of Securities, page 20

Preferred Stock, page 21

2.
We note your response to comment 18 in our letter dated October 29, 2009. Please file your founder's agreement with Mr. Thompson, as amended, as an exhibit to your registration statement.  Please refer to Item 601(b)(10) of Regulation S-K. In addition, please add a materially complete description of the agreement to your related party disclosure on page 36. Please refer to Item 404(d) of Regulation S-K.

Response: The founder’s agreement with Mr. Thompson, as amended, was previously filed as Exhibit 10.2 to the Company’s registration statement on Form SB-2, filed on September 26, 2007 (File No. 146316).  The Company had included the founder’s agreement, as amended, as Exhibit 10.6 to the Amendment.  In addition, on page 36 of the Amendment, the Company has added the requested disclosure of the founder’s agreement in the related party disclosure.

Financial Statements

(E) Income Taxes, page F-8
3.
We note your response to our prior comment 22.  However, given your recurring losses, it is unclear to us why you do not have deferred tax assets.  Please revise to further disclose and clarify if you have provided a valuation for any deferred tax assets. In addition, please provide the relevant FAS 109 disclosures as previously requested.

Response:  The Company has revised the footnote to clarify the valuation allowance and the deferred tax asset.

Note 6. Subsequent Event, page F-18

4.
We note your revisions in response to prior comment 25, however, the common share information (number of issued and outstanding shares and amounts) in the annual and interim balance sheets, statements of stockholders equity (deficit), and related disclosures were not restated to retroactively restate the shares for the subsequent stock dividend.  Please amend your financial statements to consistently present all prior periods in accordance with SAB Topic 4:C.

U.S Securities and Exchange Commission
Division of Corporation Finance
January 25, 2010

Response:  The Company has revised the heading on the footnote to clearly state that this was a stock dividend.  As a stock dividend is a charge to retained earnings, GAAP requires a current period charge for the fair value of the stock dividend.  Only the weighted average and per share amounts get retroactively restated.  If the Company was to retroactively apply the stock dividend, it would have to amend its prior periods to apply the fair value of the stock dividend to each period from inception.

Note 4 Convertible Debt, page F-27

5.
We note from your disclosure on page 18 that your debentures and warrants contain anti-dilution provisions. Please revise to disclose how you have considered whether these provisions result in liabilities that need to be fair valued every reporting period.  Reference EITF 07-5 and AIC 815.

Response:  The Company has revised the footnote to state that the anti-dilution provision had no effect on the liability as it is a standard anti dilution clause and does not result in a derivative liability under AIC 815 or EITF 07-05.

Note 6. Commitments and Contingencies, page F-32

6.
We note your response to our prior comment 23.  Please revise to include a more comprehensive discussion regarding how you determined the value of derivative liability associated with your employment agreement with your CEO.  In addition, please disclose how and why you concluded that there was no derivative liability during periods prior to June 30, 2009 and why the liability decreased during the three months ended September 30, 2009.

Response:  The Company has updated the footnote to include a more detailed disclosure regarding the value of the derivative liability associated with the employment agreement and why there was no derivative liability prior to June 30, 2009 (as the lowest conversion price was equal to the fair value of the stock) and to explain why the total liability decreased during the period (due to a decrease in the fair value of the common stock).

Form 10-Q/A for the period ended June 30, 2009

7.
Please tell us how you determined that disclosure controls and procedures were "effective" as of June 30, 2009 in light of the restatement. Please revise your Item 4 disclosures to address the restatement in your effectiveness conclusion.

Response: The Company unintentionally failed to revise its Item 4 disclosure in the Form 10-Q/A to disclose that its disclosure controls and procedures were not effective.  At or prior to the effectiveness of the amended registration statement, the Company will revise its Item 4 disclosure to read as follows.

“Item 4T.  Controls and Procedures

a)   Evaluation of Disclosure Controls Our Chief Executive Officer and Chief Financial and Accounting Officer evaluated the effectiveness of our disclosure controls and procedures as of the end of our three months ended June 30, 2009 pursuant to Rule 13a-15(b) of the Securities and Exchange Act.  Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file~~s~~ or submit~~s~~ under the Exchange Act~~,~~ is recorded, processed, summarized and reported~~,~~ within the time periods specified in the SEC’s rules and forms~~,~~. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, as appropriate~~,~~ to allow timely decisions regarding required disclosure. Based on his evaluation, the CEO and CFO concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules based on the material weakness described below.  Specifically the Company did not properly account for derivative liability associated with our CEO’s accrued salary.

U.S Securities and Exchange Commission
Division of Corporation Finance
January 25, 2010

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

(b)   Changes in internal control over financial reporting. In order to rectify our ineffective disclosure controls and procedures, we are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	We will continue to educate our management personnel to comply with the disclosure requirements of Securities Exchange Act of 1934 and Regulation S-K; and
2.	We will increase management oversight of accounting and reporting functions in the future.”

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox

Richard C. Fox, Esq.

cc:           Kim Thompson, Kraig Biocraft, Inc.